Correspondence

Mary J. Mullany Direct: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

July 7, 2010

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549 Attn: Frank Wyman

Re:	AspenBio Pharma, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 9, 2010 Form 10-K/A for the Fiscal Year Ended December 31, 2009 Filed April 28, 2010 File No. 001-33675

Ladies and Gentlemen:

On behalf of AspenBio Pharma, Inc. (the “Registrant”), we acknowledge receipt of the Staff’s letter, dated June 30, 2010, with comments related to the above-referenced filings.

The Registrant intends to respond to the Staff’s letter by July 30, 2010.

Sincerely,

/s/ Mary J. Mullany

Mary J. Mullany

MJM/cdr

cc:	Stephen T. Lundy Jeffrey G. McGonegal

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